09042048

R.G.
8/26

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 5043

REPORT FOR THE PERIOD BEGINNING 7/1/08 MM/DD/YY AND ENDING 6/30/09 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John A Siberell & Co

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

202 So Michigan Suite 834
(No. and Street)

South Bend	IN	46601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald and/or John Siberell 1-574-232-4855
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Skoda Minotti

SEC
Mail Processing
Section
AUG 18 2009
Washington, DC
122

(ADDRESS)	Number and Street	City	State	Zip Code
	6685 Beta Drive	Mayfield Village, OH 44143		

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

AB
9/17

OATH OR AFFIRMATION

I, John A Siberell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John A Siberell & Co, as of 6/30/09, 19 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

____

____

[signature]
Signature

General Partner
Title

[signature]
Notary Public

MARCY NEKVASIL
Notary Public, State of Indiana
My Commission Expires Feb. 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN A. SIBERELL & CO.

FINANCIAL STATEMENTS WITH
ADDITIONAL INFORMATION

YEAR ENDED JUNE 30, 2009

JOHN A. SIBERELL & CO.
NOTES TO THE FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services. Customers are primarily located in Northern Indiana and Southern Michigan.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances related to margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Depreciation, net of estimated salvage value, is provided by the straight-line method over the following estimated useful lives of the assets:

Furniture and fixtures	3 – 7	years
Automobile	5	years

Property and equipment is fully depreciated to its estimated salvage value at June 30, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of income and deductions are included in the tax returns of the partners of the Company. Accordingly, no liability for Federal or state income taxes has been included in the accompanying financial statement.

2. CONCENTRATION OF CREDIT RISK

The Company places its cash with high quality financial institutions. Balances with the financial institutions may exceed insured limits.

3. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $1,728,903 and its net capital ratio was .072 to 1. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 in the Company's financial statements as compared to the corresponding June 30, 2009 FOCUS (Financial and Operational Combined Universal Single) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2009 Statement of Financial Condition is available for examination and copying at the Company's office, and at the Principal and Chicago Regional Office of the Securities and Exchange Commission.

5. EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Pension plan for all active employees. Contributions may be made to the plan at the discretion of the Company. The Company did not make contributions to the plan for the year ended June 30, 2009.

6. COMMITMENTS

Operating Lease

The Company leases office facilities in South Bend, Indiana for $665 per month under an agreement that expires December 31, 2010. Minimum lease payments under the agreement for the years ending June 30, 2010 and June 30, 2011 total $7,980 and $3,990, respectively.

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

CURRENT ASSETS		
Cash		$ 1,537,057
Receivables from customers on cash and margin accounts		150,763
Prepaid expenses		2,844
Deposits in clearing funds and special reserve		165,934
		1,856,598
PROPERTY AND EQUIPMENT - AT COST		
Furniture and fixtures	$ 1,037	
Automobile	19,603	
	20,640	
Less: Accumulated depreciation	(20,539)	101
		$ 1,856,699

LIABILITIES

CURRENT LIABILITIES	
Accounts payable - other	$ 3,004
Accounts payable - customers	121,847
	124,851
PARTNERSHIP CAPITAL	1,731,848
	$ 1,856,699

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Skoda Minotti

August 7, 2008

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

YEAR ENDED JUNE 30, 2009

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the accompanying statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2009, and the related statements of operations, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

August 6, 2009

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

JOHN A. SIBERELL & CO.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

CURRENT ASSETS		
Cash		$ 1,537,057
Receivables from customers on cash and margin accounts		150,763
Prepaid expenses		2,844
Deposits in clearing funds and special reserve		165,934
		1,856,598
PROPERTY AND EQUIPMENT - AT COST		
Furniture and fixtures	$ 1,037	
Automobile	19,603	
	20,640	
Less: Accumulated depreciation	(20,539)	101
		$ 1,856,699

LIABILITIES

CURRENT LIABILITIES	
Accounts payable - other	$ 3,004
Accounts payable - customers	121,847
	124,851
PARTNERSHIP CAPITAL	1,731,848
	$ 1,856,699

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2009

		PERCENTAGE OF REVENUES
REVENUES		
Commissions	$ 157,769	94.1 %
Interest	9,964	5.9
	167,733	100.0
EXPENSES		
Commissions and floor brokerage	38,937	23.2
Communications	45,081	26.9
Occupancy	28,005	16.7
Consultant	30,000	17.9
Other operating expenses	63,535	37.9
	205,558	122.6
NET LOSS	$ (37,825)	(22.6) %

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

YEAR ENDED JUNE 30, 2009

PARTNERSHIP CAPITAL, BEGINNING OF YEAR	$ 1,769,673
NET LOSS	(37,825)
PARTNERSHIP CAPITAL, END OF YEAR	$ 1,731,848

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (37,825)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cash provided by (used in) changes in the followings items:		
Increase in receivables from customers on cash and margin accounts	$ (47,776)	
Increase in prepaid expenses	(490)	
Decrease in deposits in clearing funds and special reserve	32,735	
Increase in accounts payable - other	412	
Increase in accounts payable - customers	31,617	
Decrease in deferred revenue	(12,110)	4,388
Net cash used in operating activities		(33,437)
CASH - BEGINNING OF YEAR		1,570,494
CASH - END OF YEAR		$ 1,537,057

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services. Customers are primarily located in Northern Indiana and Southern Michigan.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances related to margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Depreciation, net of estimated salvage value, is provided by the straight-line method over the following estimated useful lives of the assets:

Furniture and fixtures	3 – 7 years
Automobile	5 years

Property and equipment is fully depreciated to its estimated salvage value at June 30, 2009 and no depreciation expense was recorded during the year ended June 30, 2009.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis, which is generally the third business day following the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of income and deductions are included in the tax returns of the partners of the Company. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

2. CONCENTRATION OF CREDIT RISK

The Company places its cash with high quality financial institutions. Balances with the financial institutions may exceed insured limits.

3. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $1,728,903 and its net capital ratio was .072 to 1. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in the supplementary information accompanying these financial statements as compared to the corresponding June 30, 2009 FOCUS (Financial and Operational Combined Universal Single) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2009 Statement of Financial Condition is available for examination and copying at the Company's office, and at the Principal and Chicago Regional Office of the Securities and Exchange Commission.

5. EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Pension plan for all active employees. Contributions may be made to the plan at the discretion of the Company. The Company did not make contributions to the plan for the year ended June 30, 2009.

6. COMMITMENTS

Operating Lease

The Company leases office facilities in South Bend, Indiana for $665 per month under an agreement that expires December 31, 2010. Minimum lease payments under the agreement for the years ending June 30, 2010 and June 30, 2011 total $7,980 and $3,990, respectively.

Rent expense for the year ended June 30, 2009 was $10,562.

JOHN A. SIBERELL & CO.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2009

PARTNERSHIP CAPITAL (INCLUDING UNREALIZED GAINS)		$ 1,731,848
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL		
Net property and equipment	$ 101	
Other non-allowable assets	2,844	2,945
NET CAPITAL		1,728,903
REQUIRED CAPITAL (THE GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS)		250,000
EXCESS NET CAPITAL		$ 1,478,903

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2009 FOCUS Report as filed by the Company.

See the Independent Auditors' Report.

JOHN A. SIBERELL & CO.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2009

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts		$ 121,847
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts	$ 150,763	
Less: Reduction in margin due to overconcentration	-	
	150,763	
Less: 1% statutory allowance for doubtful collections	(1,508)	149,255
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS		$ 27,408
		No reserve is necessary

No material differences exist between the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2009 FOCUS Report as filed by the Company.

See the Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE PARTNERS
JOHN A. SIBERELL & CO.

In planning and performing our audit of the financial statements of John A. Siberell & Co. (the Company), as of and for the year ended June 30, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

August 6, 2009